MORGAN STANLEY HIGH INCOME ADVANTAGE TRUST III

Item 77E			Legal Proceedings


	 On August 29, 2001, a purported class action complaint was filed in the United
States District Court for the Southern District of New York on behalf of investors in
Morgan Stanley High Income Advantage Trust III alleging that the Trust, its investment advisor and certain of its officers violated the Investment Company Act of 1940 by deviating from a fundamental investment restriction by purportedly investing over 25% of its assets in a single industry. On September 24, 2002, the Court dismissed the
complaint with prejudice.